EXHIBIT 99.1

QUARTZ MOUNTAIN ANNOUNCES APPOINTMENT OF MYKE CLARK TO BOARD OF DIRECTORS

July 18, 2023, VANCOUVER, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSXV:QZM, OTC Pink:QZMRF) is pleased to announce the appointment of Myke Clark to the Company’s Board of Directors.

Myke Clark is a corporate leader with strong communications, renewable energy, natural resource and capital markets experience. He is currently the CEO and Director of a TSX Venture Exchanged-listed solar energy company and will bring more than 20 years of experience to the Quartz Mountain team. Prior to his current role, he held positions as SVP Business Development for Finavera Wind Energy, public affairs professional for several Hunter Dickinson Inc.-associated public mining companies and a decade as a journalist. Myke holds an MBA from Simon Fraser University, British Columbia (“BC”).

“Myke Clark is a welcome addition to Quartz Mountain as we begin building our team to advance our Jake and Maestro projects in BC,” said Quartz Mountain Chairman Robert Dickinson. “Myke’s experience will contribute to our focused effort to develop projects with high potential for major resources and significant future transaction potential. The advancement of projects like Jake and Maestro are critical for economic development in BC and can also support the transition to electrification we are seeing globally.”

“I am pleased to join Bob Dickinson and the Quartz Mountain team,” said Myke Clark. ”The transition we are seeing to a greater adoption of renewable energy creates an unprecedented demand for critical minerals – particularly copper – and illustrates the need for a broader perspective as we develop resource projects. I look forward to supporting Bob and the Quartz Mountain team as we begin to accelerate the development of Jake and Maestro with the focus of creating substantial shareholder value.”

About Quartz Mountain

Quartz Mountain is a mineral exploration company based in Vancouver, Canada. It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects in BC. The Company currently holds 100% of the Maestro gold-silver-copper-molybdenum property located near Houston, BC and 100% of the Jake porphyry copper-gold property located north of Smithers, BC.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.